FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SENIOR APPOINTMENTS

Sir Keith Whitson is to retire at the Annual General Meeting on 30 May 2003 after 42 years service with HSBC. Sir Keith, who will be 60 at the end of March, has been Group Chief Executive since 1998.

Sir Keith will be succeeded by Stephen Green (54) currently Executive Director, Corporate, Investment Banking and Markets. In addition to retaining his existing responsibilities, Mr Green will oversee all other HSBC businesses, including personal financial services, commercial banking and insurance. Mr Green joined HSBC in 1982.

Alan Jebson (53) currently Group IT Director, has been appointed to the new position of Chief Operating Officer with effect from 30 May 2003. Mr Jebson, who has worked for HSBC since 1978, will report to Stephen Green and will be responsible for HSBC's worldwide operational functions and for managing certain head office departments.

HSBC Group Chairman Sir John Bond said: "Keith has devoted his entire working life to HSBC. He is an outstanding colleague with exceptional abilities and has made an immense contribution to our success. He has also served the banking industry as a whole with great distinction. We wish him and his family every happiness in the future.

"At the same time one of HSBC's key characteristics is the strength of its management team. Stephen is extremely well qualified for his new appointment and I am confident that he will be a highly effective Group Chief Executive. Similarly, Alan's talents have been apparent to us for many years. His appointment as Chief Operating Officer reflects the continuing evolution of HSBC and the importance we attach to operational efficiency in serving our customers around the world."

Brief biographical details for the executives involved follow below.

Sir Keith Whitson, Group Chief Executive

Sir Keith Whitson is Group Chief Executive of HSBC Holdings plc.

He was born in Morecambe, England on 25 March 1943 and was educated at Alleyn's School, Dulwich.

He joined The Hongkong and Shanghai Banking Corporation Limited in 1961 and has worked for the HSBC Group in the United Kingdom, USA, Germany, Hong Kong, Malaysia and Indonesia. He was appointed Manager Frankfurt in 1978, Manager Indonesia in 1981 and three years later returned to the bank's area management office in Hong Kong as Assistant General Manager Finance.

In 1988 Sir Keith moved to London as The Hongkong and Shanghai Banking Corporation's Chief Executive Officer, United Kingdom and was appointed to the rank of General Manager. In January 1990 he moved to the USA to become Executive Director, HSBC Bank USA, the principal member of the HSBC Group in the United States.

On his return to London in 1992, Sir Keith joined the Board of HSBC Bank plc as an Executive Director and shortly thereafter was appointed Deputy Chief Executive. On 1 April 1994 he was appointed HSBC Bank plc's Chief Executive and a Director of HSBC Holdings plc. With effect from 1 January 1998 he was appointed Deputy Chairman of HSBC Bank plc. He became Group Chief Executive of HSBC Holdings plc on 29 May 1998. He is also Chairman of the Shareholders Committee and Deputy Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KgaA, Düsseldorf, Vice Chairman of HSBC North America Inc, a director of HSBC Bank Canada and Chairman of HSBC Bank AS in Turkey.

He was appointed a non-executive director of the Financial Services Authority (FSA) in January 1999 and is a Fellow of the Chartered Institute of Bankers.

The knighthood was conferred upon him for his services to banking in the Queen's Birthday Honours in 2002.

Sir Keith is married with two daughters and one son.

Stephen K Green

Executive Director, Corporate, Investment Banking and Markets

Stephen Green was born in England on 7 November 1948. He was educated at Oxford University and received a master's degree from Massachusetts Institute of Technology.

Stephen Green began his career with the British Government's Ministry of Overseas Development. In 1977 he joined McKinsey & Co Inc, management consultants, with whom he undertook assignments in Europe, North America and the Middle East.

Stephen joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. Since 1985 he has been in charge of the development of the bank's global treasury operations. In 1992 he became Group Treasurer of HSBC Holdings plc, with responsibility for the HSBC Group's treasury and capital markets businesses globally. He was made a Director of HSBC Bank plc (formerly Midland Bank) in 1995.

Some of his other directorships include HSBC USA Inc, HSBC Guyerzeller Bank AG and HSBC Private Banking Holdings (Suisse) SA. He is also a member of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA and is a board member of CCF SA.

In March 1998 Stephen Green was appointed to the Board of HSBC Holdings plc as Executive Director, Investment Banking and Markets responsible for the Investment Banking, Private Banking and Asset Management activities of the Group. He assumed additional responsibility for the Group's corporate banking business in May 2002.

Mr Green is married with two daughters.

Alan W Jebson, Group IT Director

Alan Jebson is Group IT Director with responsibility for IT standards, planning and expenditure across the HSBC Group.

Mr Jebson joined The Hongkong and Shanghai Banking Corporation Limited in 1978 as Manager Computer Audit before serving with The Saudi British Bank in technical services and planning roles. He then worked in various IT capacities in Hong Kong and London. He took over as Group General Manager, Information Technology in April 1996 and was appointed an Executive Director of HSBC Holdings in 2000.

Mr Jebson is Deputy Chairman, CLS Services Ltd. He qualified as a chartered accountant in 1971 and is now a Fellow of the Institute of Chartered Accountants of England and Wales. Following qualification, he spent several years working in the profession and in management consulting with emphasis on information technology.

Mr Jebson was born in Huddersfield, Yorkshire on 24 September 1949. He is married with two daughters by a previous marriage.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                  By:

                                                                                                          Name: P A Stafford

                                                                                                          Title: Assistant Group Secretary

                                                                                                          Date: February 28, 2003